AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE SUMMIT FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment to the Investment Management Agreement (the “Agreement”), made as of the 1st day of April, 2021, by and between T. ROWE PRICE SUMMIT FUNDS, INC., a Maryland corporation (the “Corporation”), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Corporation has issued shares of capital stock (“Shares”) in the T. Rowe Price Cash Reserves Fund (f.k.a. the T. Rowe Price Summit Cash Reserves Fund) (the “Fund”), a separate series of the Corporation whose Shares represent interests in a separate portfolio of securities and other assets (“Fund Shares”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Fund and the Manager first entered into the Agreement on September 16, 1993, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager has proposed to lower the Fund’s Annual Investment Management Fee and the Corporation’s Board of Directors has determined effective on the date first above written that such action would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the Manager and the Fund desires to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3 of the Agreement is amended to read as follows:

 Management Fee. The Fund shall pay the Manager a fee (“Fee”) at the annual rate of 0.40% of the Fund’s net assets. The Fee shall be paid monthly to the Manager and shall be calculated as follows: The monthly fee is equal to the sum of the daily fee accruals which shall be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the fee rate of 0.40%, and multiplying this product by the net asset s of the Fund for that day as determined in accordance with the Fund’s prospectus as of the close of business from the previous business day on which the Fund was open for business.

 It is understood that the expenses of the Fund will not exceed any expense limitation prescribed by any state in which the Fund’s shares are qualified for sale (“State Expense Limit”). Any Management Fees not paid or expenses assumed by the Manager pursuant to a State Expense Limit shall be subject to reimbursement provided that no such reimbursement shall be made more than two years after the fiscal year in which such fees were not paid or expenses assumed.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE SUMMIT FUNDS, INC.
/s/Shannon Hofher Rauser ___________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/David Oestreicher By: ______________________________________ David Oestreicher, Executive Vice President
Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly ___________________________________ Kathryn L. Reilly, Assistant Secretary	/s/Fran Pollack-Matz By: ______________________________________ Fran Pollack-Matz, Vice President

Agreements\Investment Management Agreements\SCRAmendmenttoIMA.docx